Mail Stop 4561

January 9, 2009

Mr. Jun Wang
Chief Financial Officer
China Finance Online Co. Limited
9th Floor of Tower C, Corporate Square
No. 35 Financial District
Xicheng District, Beijing 100032
People's Republic of China

> **Re: China Finance Online Co. Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed June 5, 2008**
> **Form 6-K Filed November 24, 2008**
> **File No. 0-50975**

Dear Mr. Wang:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

Item 5. Operating and Financial Review and Prospects

Results of Operations

Year Ended December 31, 2007 compared to year ended December 31, 2006

Loss from impairment of cost method investment, page 65

1.   We note your references to the independent valuations used to determine the level of impairment in your investment in Moloon. Please explain why you have not provided consents related to this information that appears to be incorporated by reference into a registration statement on Form S-8. As part of your response, describe the nature and extent of any independent third-party involvement in the determination of the impairment charges.

Form 6-K Filed November 24, 2008

2.   We believe the non-GAAP operating statement columnar format labeled as "Reconciliations of Non-GAAP Measures to Unaudited Condensed Consolidated Statement of Operations" in your Form 6-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Regulation G defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove this presentation, or explain to us in reasonable detail why retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc. like you have done for non-GAAP income from operations and non-GAAP net income) provided each one complies with the requirements of Regulation G.

3.   We note that the investing section of your statements of cash flows includes the prepayment of a business acquisition in the amount of $3.6 million. Please describe this line item to us so that we may better understand the transaction and the reasons why these costs have been identified as being prepaid.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief